EXHIBIT 99.1 Notice to ASX Rio Tinto Limited AGM – Address by the chairman Simon Thompson, chairman Rio Tinto Limited AGM 7 May 2020 ** Check against delivery** Welcome to the 2020 Annual General Meeting of Rio Tinto Limited, and thank you everyone for joining us today. My name is Simon Thompson, and I am the chairman of Rio Tinto. We live in strange and uncertain times. So let me start by explaining the changes that we’ve made to this year’s AGM, as a result of the COVID-19 pandemic. As you all know, the Australian Government has taken a number of measures to reduce transmission of the COVID-19 virus, including requiring people to stay at home, except in limited circumstances; and placing restrictions on public gatherings. We fully support these measures to protect public health. But they do, unfortunately, mean that it is impossible for us to hold our AGM in the normal way. Instead, we are conducting this year’s AGM as a virtual meeting. We recognise that this event provides you, the owners of the company, with an opportunity to hold the Board to account. It’s also an important opportunity for us to talk to, and to hear from, some of our smaller shareholders. So we have done our best to ensure that all shareholders and proxy holders will have the opportunity to participate in the meeting, including, for those entitled, the ability to ask questions and to vote. Every effort has been made to ensure that proceedings run smoothly. However, if any technology issues do arise any procedural updates will be provided on our website. Also, a recording of the meeting will be available on our website after the meeting. In order to make the proceedings as efficient as possible, I will formally start the meeting by declaring that voting on all resolutions is now open. Page 1 of 9

As usual, resolutions will be decided by poll. For those entitled to vote at today’s meeting who are participating using the online meeting platform, the voting icon will appear shortly on your navigation bar. Once you click on this, the resolutions will appear on your screen. To cast your vote, simply select one of the options. You can vote, and change your vote, at any time until the polls close shortly after the end of this meeting. I am now going to cast the votes for the proxies I hold, on all resolutions in accordance with the directions provided by shareholders, or otherwise as set out in the notice of meeting and addendum. Let me now introduce my fellow members of the Rio Tinto Board, who join us on the line today from the UK, the United States, Denmark, as well as Australia. Starting with our chief executive, J-S Jacques; and our chief financial officer, Jakob Stausholm. Also on the line, we have: Sam Laidlaw, senior independent director and chair of the Remuneration Committee, Megan Clark, who chairs of our Sustainability Committee, Simon Henry, chair of the Audit Committee, Michael L’Estrange and Simon McKeon. I am also very pleased to welcome our three new non-executive directors: Hinda Gharbi and Jennifer Nason, who joined the Board in March. And Ngaire Woods, who will join us in September. We look forward to benefiting from their insights and expertise in natural resources, finance, technology, governance and public policy. And finally, we are joined by Tim Paine, our company secretary, and Debbie Smith from our auditors PricewaterhouseCoopers. After some introductory remarks from me, J-S, our chief executive, will update us on the performance of Rio Tinto and our response to the COVID-19 pandemic. We will then open the meeting for your questions. If you have joined us through the on-line platform, you can start submitting your written questions now, and we will address them later in the meeting. At Rio Tinto, safety is our top priority. This has never been truer, than over the past few months. The COVID-19 pandemic represents an unprecedented global challenge. But in Australia, it has been very encouraging to see strong leadership and co-ordinated action by the government, public services, communities, unions, civil society and business to address both the public health crisis, and its economic consequences. Page 2 of 9

At Rio Tinto, the Board and the management team have been focused on keeping our employees and communities healthy and safe. And we have also played our part, to help alleviate both the public health crisis, and the worsening economic situation in many of the countries where we operate. Where it is safe to do so, we have tried to keep our operations open and running smoothly, in order to safeguard the jobs of our employees and our suppliers. And to maintain our contribution to communities, regions and countries where we work. We are also supporting the many customers that depend upon our products. I want to pay tribute to J-S, the management team, and all of our employees worldwide for their extraordinary efforts over the past few months. A crisis, like this, brings out the best in many people, and I am proud of our company’s response. Before J-S updates us on our performance in 2019, I think it is worth reflecting on our purpose as a company. At Rio Tinto, we produce materials that are essential to human progress. There is hardly any aspect of modern life that our products do not touch. And our 46,000 employees work hard – every day, on every shift – to fulfil this purpose, while maintaining industry-leading performance in safety and sustainability. Our goal is to build a strong and resilient business. One that is capable of investing throughout the cycle. Generating value for all of our stakeholders, as well as providing superior returns to our shareholders. And in 2019, I am pleased to report that your company made good progress in all of these areas. As I mentioned earlier, safety is our top priority. In 2019, all of our safety performance indicators improved. And we had zero fatalities. In the first quarter of this year, this strong safety perfromance has continued, despite the many changes necessary to adapt to the pandemic. Page 3 of 9

This is an outstanding achievement that reflects years of hard work and commitment by the leadership team, and all of our employees, contractors and suppliers. But we are not complacent. And we remain focused on delivering a strong safety performance throughout 2020, despite the challenging circumstances. So with that introduction, J-S, perhaps you could share some of the highlights of our financial performance last year. And provide an update on our response to the COVID-19 pandemic. [J-S Jacques’s speech] Thank you J-S. Before we move to the formal business of the meeting, I would like to make a few comments about sustainability. The world has changed out of all recognition during the 147 years that Rio Tinto has been in business. And so too have expectations about the role and responsibilities of business towards society and the environment. Over the past few decades, Rio Tinto has been at the forefront of many environmental, social and governance developments in the mining sector and we must continue to learn and adapt as we seek to improve our safety and sustainability performance. The current public health crisis is likely to lead to a further reappraisal of the role of business in society, and we are preparing for that. Tragically, the COVID-19 pandemic has already resulted in many deaths worldwide. It has disrupted our daily lives. And across multiple sectors and geographies, it has brought the economy to a standstill. In such a crisis, the first priority is to protect lives and to strengthen healthcare provision. But as we emerge from the public health crisis, the next priority is to restart the economy. To protect businesses, jobs and livelihoods. The unprecedented social and economic challenges that we currently face present a unique opportunity, for governments, communities, unions, civil society and business to work together – as we have done so effectively during the crisis – not only to restart the economy, but also to redirect it onto a pathway towards a more resilient and sustainable future. By investing in the new technologies and skills that we need to build sustainable economic prosperity. Page 4 of 9

Over the past few months, we have continued to make good progress with embedding sustainability into our operational and strategic decision-making. In February this year, we published our second Climate Change Report, which you will find on our website. The Report sets out our ambition to reach net zero greenhouse gas emissions across our operations by 2050. And new targets to achieve a 30% reduction in emissions intensity, and a 15% reduction in absolute emissions, by 2030. To deliver these targets, we will spend approximately US$1 billion over five years on climate-related projects, and research and development. As well as working hard to reduce our own emissions, we are also working in partnership with our customers and others to reduce greenhouse gas emissions throughout the mining and metals value chain, from mine to end product. And we continue to engage with governments, business, investors and civil society organisations, around the world, on the policy measures required to accelerate the energy transition, by providing incentives for business to invest in new low-carbon technology, particularly in ‘hard-to-abate’ sectors, such as steel-making and aluminium. We also continue to adopt an industry-leading position on tax transparency. Last month we published our 2019 Taxes Paid Report. And last year we published many of our mineral development contracts. And the beneficial ownership of our managed and non-managed joint ventures. We believe that this transparency demonstrates the economic contribution that we make. And we hope that it also helps to build trust with the communities where we operate and with the many other stakeholders whose lives we touch. In 2019, we paid US$7.6 billion in taxes and royalties to governments around the world, helping them to fund vital services to their citizens. Our direct economic contribution to the communities and countries in which we operate – including wages, payments to suppliers, community investment, development contributions and payments to landowners – was more than US$45 billion. This economic contribution has never been more vital than it is today. As the world economy, and the many thousands of people and local businesses that depend upon our activities, start to recover from the current health crisis. Page 5 of 9

It is therefore vital that we do our best to support our employees, our suppliers and our communities. And maintain the financial strength and resilience to invest in the future. So let’s now move to the formal business of the meeting. The notice of meeting and an addendum to that notice, containing the text of each resolution to be put to this meeting, were published on our website and posted to shareholders on the 25th of March. I am going to take both the notice and the addendum, as read. Resolutions 1 to 20 will be dealt with under the joint electorate procedure with Rio Tinto plc shareholders, who cast their votes on these resolutions at the corresponding meeting in London, on the 8th of April. Resolution 21, as a class rights action, will be voted on by Rio Tinto plc and Rio Tinto Limited shareholders, voting as separate electorates. Resolutions 1 to 3 and 5 to 19 relate to the routine business of annual general meetings, such as the receipt of the Annual Report, the election and re-election of directors, and the appointment and remuneration of the auditors. You will see that the business of the meeting includes two resolutions relating to remuneration. The first, resolution 2, relates to the approval of the Implementation Report, which describes the remuneration arrangements in place for members of the Board and of the Executive Committee during 2019. This vote is advisory and is required for UK law purposes. The second, resolution 3, relates to the approval of the Directors’ Remuneration Report. This vote is also advisory and is required for Australian law purposes. Approval of resolution 4 would allow the Company to give benefits to current and future directors, and other employees of Rio Tinto Limited, in connection with a person ceasing to hold office. A similar authority was obtained in 2014, 2017 and 2018. As in past years, we have included a resolution seeking authority for Rio Tinto to make political donations. We have no intention of altering our policy, which is not to make donations to political parties or to political candidates. However, the UK law on this issue is very broadly drafted. So we are seeking this authority, as a precautionary measure. Resolutions 20 and 21 seek approval to amend Rio Tinto plc’s articles of association, and Rio Tinto Limited’s constitution, following a periodic review of both documents to reflect recent developments and best practice in corporate governance. Copies of the proposed amendments are available on our website. Page 6 of 9

Resolution 22 will be voted on by Rio Tinto Limited shareholders only and has been proposed as a special resolution. It is a routine resolution which comes up every year, to allow Rio Tinto Limited to buy back its own shares. This year Rio Tinto Limited again has two requisitioned resolutions, put forward by Market Forces as agent for 109 shareholders. These resolutions are set out in the addendum to the notice of meeting dated 25th March 2020. Resolution 23 seeks an amendment to the constitution of Rio Tinto Limited to permit shareholders to propose non-binding advisory resolutions at the company’s general meetings. As with any amendment to the constitution, this resolution is proposed as a special resolution and requires a 75 per cent majority to be approved. Resolution 24 is a non-binding advisory resolution requesting that Rio Tinto in its annual reporting disclose short, medium and long term targets for scope 1, 2 and 3 greenhouse gas emissions and performance against those targets. The resolution also requests that all targets be independently verified as aligned with the climate goals of the Paris Agreement. As Resolution 24 is a non-binding advisory resolution, it will only be valid if Resolution 23 is approved by the required 75 per cent majority. Consistent with our position on similar resolutions requisitioned in 2019 and 2018, your Board does not support Resolution 23, as it is likely to cause uncertainty in relation to the authority and accountability of directors. Your Board is vested with the power to manage and control the business affairs of Rio Tinto. It is important that your directors are able to do this and to exercise their powers as they see fit. In doing so the Board is, of course, accountable to shareholders. We support the principle of engagement with shareholders to ensure that their views are taken into account, but the status of non-binding advisory resolutions under Australian law is unclear. As such, the introduction of a constitutional amendment to enable such resolutions would undermine both the authority and accountability of the Board. We therefore recommend that you vote against Resolution 23. We also recommend that you vote against Resolution 24. We have set scope 1 and scope 2 emissions targets since 2008. But we are unable to set targets for scope 3 emissions, which largely relate to the emissions of our customers in the steel industry, because it is not within our control to reduce the emissions of our customers. Page 7 of 9

There is an important distinction here between Rio Tinto and many other mining and energy companies. Companies that produce and sell carbon, can reduce their scope 3 emissions by reducing the amount of carbon that they sell. For example, by not replacing reserves as they deplete, or by changing their product mix. Rio Tinto does not produce or sell carbon. The emissions of our customers in the steelmaking industry arise because they use carbon purchased from other companies in the steel manufacturing process. Rio Tinto has set targets since 2008 for the reduction of greenhouse gas emissions that are within our control. In February 2020, we set the ambition to reach net zero greenhouse gas emissions across our operations by 2050, in accordance with the Paris Agreement. And we announced new scope 1 and scope 2 targets for a 15% reduction in absolute emissions and a 30% reduction in emissions intensity by 2030. We will report performance against these targets in our Annual Reports as we have done each year for the past 10 years. And we expect to spend approximately US$1 billion over the next five years in order to achieve them. We also recognise the need to reduce greenhouse gas emissions throughout the mining and metals value chain. So we have established partnerships with our customers and others to reduce greenhouse gas emissions and improve environmental performance across the value chains for both steel and aluminium. But the speed of deployment of these new low-carbon technologies by our customers is not within our control. And we cannot even accurately measure the current emissions of our customers. For these reasons, although we are already in compliance with and support large parts of Resolution 24, your Board recommends that you vote against the Resolution, because we cannot support all of its component parts. We will now take questions from shareholders on any matters relevant to the business of the meeting, before we move on to voting on the resolutions themselves. Page 8 of 9

Contacts

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Group Company Secretary
Steve Allen

Rio Tinto plc
6 St James's Square
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United Kingdom
T +44 20 7781 2000
Registered in England
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Joint Company Secretary
Tim Paine

Rio Tinto Limited
Level 7, 360 Collins Street
Melbourne 3000
Australia
T +61 3 9283 3333
Registered in Australia
ABN 96 004 458 404

This announcement is authorised for release to the market by Rio Tinto's Group Company Secretary.

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